

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

October 25, 2010

By U.S. mail and facsimile

Mr. Richard Aland, Chief Executive Officer
Accelerated Acquisitions V, Inc.
12720 Hillcrest Road, Suite 1045
Dallas, Texas 75230

> **Re: Accelerated Acquisitions V, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 1, 2010**
> **File No. 333-167939**
> **Form 10-K Filed April 2, 2010**
> **File No. 000-53394**

Dear Mr. Aland:

We issued comments to you on the above captioned filings on September 21, 2010. As of the date of this letter, these comments remain outstanding and unresolved. Specifically, you have not amended your Exchange Act filings to address these comments. We expect you to contact us by November 5, 2010, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 5, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ryan Milne at (202) 551-3688 or James Lopez at (202) 551-3536, if you have questions.

Sincerely,

John Reynolds
Assistant Director

cc: Robert L. B. Diener
       Fax: (310) 362-8887